SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

July 2004

Commission File Number: 00112570

CE FRANKLIN LTD.

(Translation of Registrant’s Name into English)

Suite 1900, 300 5th Avenue S.W.

Calgary, Alberta, Canada T2P 3C4

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___

    Form 40-F _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s "home country"), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  July 15, 2004

CE FRANKLIN LTD.

By: “SIGNED”

Name:  Denise Jones

Title:  Controller

NEWS RELEASE

FOR IMMEDIATE RELEASE

SECOND QUARTER 2004 RESULTS AND DISCUSSION

     Tuesday, July 27, 2004

11:00 a.m., Eastern Time

You are invited to participate in a conference call to review CE Franklin’s second quarter June 30, 2004 results. The teleconference will be held Tuesday, July 27, 2004, beginning at 11:00 a.m. E~~S~~T (9:00 a.m. Calgary time M~~S~~T).

Michael West, Chairman, President and Chief Executive Officer will lead the discussion and will be accompanied by Sam Secreti, Vice President and Chief Financial Officer. The discussion will be followed by a question and answer period. The call is scheduled for a maximum of 45 minutes.

CE Franklin will release its second quarter 2004 Results, through Canada NewsWire after market close on Monday, July 26, 2004. It will also be posted on the company’s website at http://www.cefranklin.com.

If you wish to participate in the conference call at the scheduled time dial:

1-800-814-4859

Should you be unable to participate in this conference call, a recording of the entire call will be available by 1:00 p.m. E~~S~~T (11:00 a.m. M~~S~~T) on the same day. This recording will be made available until midnight Tuesday, August 3, 2004 and can be accessed by calling: 1-877-289-8525 and entering the pass code of 21057082#.

The call will also be webcast live at: http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=854480 and will be available on the company’s website at http://www.cefranklin.com. Thank you for your interest in CE Franklin. We look forward to your participation in the conference call.

About CE Franklin

CE Franklin distributes products and related services to the Canadian oil and gas industry, including projects involving drilling and completions, production and maintenance and capital construction. In addition, we are an important provider of materials to other resource based industries. We serve our customers through our network of 37 branches across Canada – from British Columbia to Ontario –as well as internationally.

Our employees are committed to delivering on the promises we have made to our customers, partners, vendors, communities and shareholders. We promise to listen, to improve, to work in partnership, to improve economics, to generate new ideas and to create and build value.

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For Further Information Contact:

Investor Relations

800-345-2858

403-531-5604

investor@cefranklin.com

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